05037658

AM 3-10-2005

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SEC FILE NUMBER
8-47098

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAG Financial, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2130 Arch Street
(No. and Street)

Philadelphia, (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY CLINGEMPEEL (215) 545-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Margolis & Company, P.C.
(Name – *if individual, state last, first, middle name*)

401 City Avenue, Suite 600, (Address) Bala Cynwyd, (City) PA (State) 19004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SD 3/22

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary Block, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAG Financial, Inc., as of February 23, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Gary Block
Signature

President
Title

Patricia E Gulas
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
PATRICIA E. GULAS, Notary Public
City of Philadelphia, Phila. County
My Commission Expires October 21, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flow
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAG FINANCIAL, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2004 AND 2003

MAG FINANCIAL, INC.

TABLE OF CONTENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

MARGOLIS & COMPANY P.C.
Certified Public Accountants and Business Consultants

INDEPENDENT AUDITOR'S REPORT

Board of Directors
MAG Financial, Inc.
Philadelphia, PA

We have audited the accompanying statement of financial position of MAG Financial, Inc. as of December 31, 2004 and 2003, and the related statements of operations and retained earnings, and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MAG Financial, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 15c3-1 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Margolis & Company P.C.
Certified Public Accountants

Bala Cynwyd, PA
February 9, 2005

401 E. City Avenue Suite 600 Bala Cynwyd, PA 19004
Tel: (01) 610-667-6250 Fax: (01) 610-668-8220
41 University Drive Suite 400 Newtown, PA 18940
Tel: (01) 215-968-5081 Fax: (01) 267-757-8742

MAG FINANCIAL, INC.

STATEMENT OF FINANCIAL POSITION

	DECEMBER 31, 2004	2003
ASSETS		
Cash	$132,870	$ 89,782
Commissions receivable	51,935	33,314
Marketable securities, available-for-sale	3,300	3,300
	$188,105	$126,396
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$ 34,648	$ 17,196
Shareholder's equity:		
Common stock, no par value; 1,000 shares authorized, 100 issued and outstanding	7,000	7,000
Additional paid-in capital	13,415	13,415
Retained earnings	133,042	88,785
Total shareholder's equity	153,457	109,200
	$188,105	$126,396

The notes to financial statements are an integral part of the above statement.

MAG FINANCIAL, INC.

STATEMENT OF OPERATIONS AND RETAINED EARNINGS

	YEAR ENDED DECEMBER 31, 2004	2003
Revenue:		
Commissions earned	$877,729	$1,252,377
Expenses:		
Commissions:		
Officer/shareholder	492,000	909,237
Other	63,501	84,981
Bank fees	76	159
Consulting fees	8,002	6,591
Insurance	7,402	7,733
License fees	1,145	630
Reimbursed administrative expenses	150,000	150,000
Office supplies and printing	1,156	140
Professional fees	6,500	5,600
Registrations and assessments	11,482	11,895
SIPC expense	150	150
Taxes	25,549	3,307
	766,963	1,180,423
Income from operations	110,766	71,954
Other income:		
Interest and dividends	3,491	8,858
Net income	114,257	80,812
Retained earnings, beginning	88,785	147,973
Distributions paid to shareholder	(70,000)	(140,000)
Retained earnings, ending	$133,042	$ 88,785

The notes to financial statements are an integral part of the above statement.

MAG FINANCIAL, INC.

STATEMENT OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2004	2003
INCREASE (DECREASE) IN CASH		
Cash flows from operating activities:		
Net income	$114,257	$ 80,812
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Commission receivable	(18,621)	5,042
Increase (decrease) in operating liabilities:		
Increase (decrease) in accounts payable and accrued expenses	17,452	(3,394)
Net cash provided by operating activities	113,088	82,460
Cash flows from financing activities:		
Dividend paid	(70,000)	(140,000)
Net cash (used in) financing activities	(70,000)	(140,000)
Net increase (decrease) in cash	43,088	(57,540)
Cash at beginning of year	89,782	147,322
Cash at end of year	$132,870	$ 89,782

The notes to financial statements are an integral part of the above statement.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

1. Description of Business and Summary of Significant Accounting Policies

Description of business - The Company was incorporated in January, 1994 and commenced operations in 1995 upon receiving its broker/dealer approval from the National Association of Securities Dealers. The Company's principal business activity is selling insurance products with an investment aspect. The sole shareholder of this Company is also a shareholder in other insurance agencies which sell life insurance policies, but not investment products.

Income taxes - The Company is an "S" corporation for Federal and state reporting purposes. Accordingly, all income or losses subject to income taxes is allocated to the individual shareholder for inclusion in his personal income tax return.

Use of estimates - The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of credit risk - Concentrations of credit risk consist of cash and commissions receivable. The Company maintains its cash with high quality institutions. At times such investments may be in excess of the FDIC insurance limit.

Commissions receivable - Commissions receivable are stated at the amount management expects to collect from outstanding balances. Bad debts are provided for on an allowance method based upon management's evaluation of uncollectible commissions receivable at the end of year. The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

2. Related Party Transactions

A company in which the sole shareholder of MAG Financial, Inc. is a shareholder provides administrative services to the Company. In both 2004 and 2003, the total reimbursement paid for administrative expenses was $150,000.

3. Marketable Securities

Marketable securities consist of 300 stock warrants entitling the bearer to purchase 1,200 shares of common stock of the National Association of Securities Dealers ("NASD"). The warrants will be exercisable over four years commencing in 2004. No warrants were exercised during 2004. The exercise price is initially $13, increasing $1 each subsequent year. The fair value of the warrants is not readily determinable and, therefore, they are reported at cost.

4. Major Customers

During 2004, commissions from four insurance companies approximated 79% of commissions earned. During 2003, commissions from four insurance companies accounted for approximately 77% of commissions earned.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004 and 2003, the Company had net capital of $98,222 and $72,586, which was $93,222 and $67,586, respectively, in excess of its required net capital of $5,000. The Company's net capital ratio was .353 to 1 at December 31, 2004.

6. Reserve Requirements

The Company is exempt from the reserve requirements under rule 15c3-3 of the Securities and Exchange Commission. As a result of Section (k)(1), due to its limited business (mutual funds and/or variable annuities only), the Company is exempt since it sells only variable annuities and does not hold any customer funds or securities.

7. Tax Examination

During 2003, the City of Philadelphia commenced an examination of the Company's business income tax returns for the years 2000 through 2002. The years under examination were settled with the City of Philadelphia for $22,000. Payment of that amount occurred in January, 2005 which was accrued as of December 31, 2004.

MAG FINANCIAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE I

	DECEMBER 31, 2004	DECEMBER 31, 2003
NET CAPITAL		
Total shareholder's equity	$153,457	$109,200
Total shareholder's equity qualified for net capital	153,457	109,200
Deductions and/or charges:		
Non-allowable assets:		
Commissions receivable	51,935	33,314
Marketable securities	3,300	3,300
	55,235	36,614
Net capital	$ 98,222	$ 72,586
AGGREGATE INDEBTEDNESS		
Accounts payable	$ 34,648	$ 17,196
Total aggregate indebtedness	$ 34,648	$ 17,196
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 93,222	$ 67,586
Excess net capital at 1000%	$ 97,746	$ 70,866
Ratio: Aggregate indebtedness to net capital	.353	.237

RECONCILIATION WITH COMPANY'S COMPUTATIONS
(included in Part IIA of Form X-17A-5 as of December 31, 2004 and 2003)

There is no material difference from the Company's computation.

MARGOLIS & COMPANY P.C.
Certified Public Accountants and Business Consultants

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
MAG Financial, Inc.
Philadelphia, PA

In planning and performing our audit of the financial statements of MAG Financial, Inc. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons,
2. Recordation of differences required by rule 17a-13,
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

401 E. City Avenue Suite 600 Bala Cynwyd, PA 19004
Tel: (01) 610-667-6250 Fax: (01) 610-668-8220

41 University Drive Suite 400 Newtown, PA 18940
Tel: (01) 215-968-5081 Fax: (01) 267-757-8742

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Margolis & Company P.C.
Certified Public Accountants

Bala Cynwyd, PA
February 9, 2005